February 7, 2008

Via EDGAR

Ms. Kaitlin Tillan

Assistant Chief Accountant

Mail Stop 6010

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-6010

Re:	Briggs & Stratton Corporation
Form 10-K for the fiscal year ended July 1, 2007
Form 10-Q for the quarter ended September 30, 2007
File No. 1-1370

Dear Ms. Tillan:

This letter is in response to your letter of January 30, 2008, commenting on our 10-K for the year ended July 1, 2007, and our 10-Q for the quarter ended September 30, 2007. We have reported the comments from your letter below, followed by our responses.

Form 10-K for the Fiscal Year Ended July 1, 2007

Financial Statements

Note (10) Commitments and Contingencies, page 35

1.	We read in the Form 8-K filed on December 6, 2007 of the recall of certain snow thrower engines for which amounts were previously accrued. In future filings, please present the disclosure for product liability required by paragraphs 9 and 10 of SFAS 5.

With respect to our Form 8-K filed on December 6, 2007 regarding the recall of certain snow thrower engines, our accruals for this recall were for warranty expenses to fix engines that had the potential to start on fire. To date, we have had minimal product liability claims asserted for nominal amounts as a result of the reported engine fire cases and accordingly, we have accrued amounts totaling less than $50,000 for specific product liability claims as a result of this recall action.

In future filings, we will make disclosures related to our snow thrower engine warranty expenses as follows:

“In the second quarter of fiscal 2008, we incurred $17.7 million of expenses to accrue for current and future warranty claims related to a snow thrower engine recall. The snow thrower engines were recalled due to a potential risk of fire. The amounts accrued were to repair the units to reduce or eliminate the potential fire hazard. As of December 30, 2007, our balance sheet includes $7.7 million of reserves for this specific engine warranty matter. Product liability reserves totaling less than $50,000 have been reserved for product liability matters related to this recall as we have had minimal product liability claims asserted for nominal amounts related to the snow engine recall.”

Note (18) Impairment and Disposal Charges, page 50

2.	In future filings please expand to discuss the facts and circumstances, which have led to this significant impairment charge. Also, please present the disclosures of carrying value required by paragraph 47 of SFAS 144.

We will expand our disclosures to include the facts and circumstances that led to the impairment charge. The assets which were written down via the impairment charge in fiscal 2007, were defined by us as “assets to be held and used” as they did not meet the definition of long-lived assets to be disposed of by sale per SFAS No. 144 para. 30.b. The impaired assets were to be used in production through the second quarter of fiscal 2008 in the case of Rolla, and through the second quarter of fiscal 2009 in the case of Port Washington. As such, we followed the accounting and disclosure requirements for assets to be held and used as set forth by SFAS No. 144 para. 7-26. Since production ceased at the Rolla facility in the second quarter of fiscal 2008, the use of the impaired assets ceased and they were disposed of. We anticipate including the following disclosure regarding these assets in our second quarter 10-Q as follows:

“During fiscal 2007, impairment charges were recognized in the Consolidated Statements of Earnings for $43.1 million pretax ($26.2 million after tax) during fiscal 2007, of which, $33.9 and $9.2 million were recognized in the Engines and Power Products Segments, respectively. The Engines Segment $33.9 million charge was primarily for the write-down of assets of the Rolla, Missouri (Rolla) engine manufacturing facility that closed in the second quarter of fiscal 2008. A decision was made to close the Rolla facility as a result of our analysis to reduce our fixed manufacturing costs by consolidating production into our other existing engine plants in Poplar Bluff, MO and Chongqing, China. The $9.2 million recognized in the Power Products Segment primarily relates to the closure of the Port Washington, WI production facility expected to be completed in the second quarter of fiscal 2009. Management of the Company conducted an analysis of our manufacturing facilities that had been acquired through acquisitions over the past several years. Management concluded to consolidate the lawn and garden manufacturing facilities into three focused factories. A new factory in Newbern, TN, located near our high volume lawnmower engine plants, will build walk behind lawnmowers for the consumer market. An existing factory in McDonough, GA will build riding lawnmowers for the consumer market. A third factory, in Munnsville, NY, will build commercial riding lawnmowers and zero turn lawnmowers. The production from Port Washington, WI will primarily move to the McDonough, GA facility. For each segment, it was determined that the carrying value of the assets exceeded the undiscounted future cash flows. The impairment was computed as the difference between the estimated fair value and the carrying value of the assets. Fair value was determined based on market prices for comparable assets. The Rolla facility ceased manufacturing operations during the second quarter of fiscal 2008 and the impaired machinery and equipment no longer used in production was sold in an auction or scrapped in December 2007.”

Form 10-Q for the Quarter Ended September 30, 2007

Note Change in Accounting Principle, page 7

3.	With respect to your change in the method used to compute the market-related value of the assets, in future filings please respond to the following:

•	Please disclose the old method and the new method of calculating the value.

•	Reflect the change as of the beginning of the first period presented, that is, as of July 3, 2006. Please see the requirement in paragraph 7 of SFAS 154.

•

Please disclose the nature of and reason for the change, and explain why the new method is preferable, as you are approximating fair value rather than using fair value. Please see the requirement in paragraph 17(a) of SFAS 154.

With respect to the second bullet above, we believe that we have reflected the change as of the beginning of the first period presented in our first quarter fiscal 2008 10-Q, which is July 1, 2007. For purposes of the disclosures presented in the 10-Q, we have applied the change in accounting principle effective July 3, 2006; however we do not believe that disclosure of the effect on the July 3, 2006 balance sheet would be required until we file our fiscal 2008 Annual Report on Form 10-K. If the staff desires us to make this disclosure in the footnotes to our fiscal 2008 10-Qs, please clarify and we will insert the disclosure in the footnotes accordingly. Beginning with our fiscal 2008 second quarter 10-Q filing, our disclosures related to our change in accounting principle will include the following:

“Effective July 2, 2007, the Company has changed the method it uses to compute the market-related value of the assets within its qualified defined benefit pension plan. The market-related value of pension assets (MRVA) is used to calculate the expected return on plan assets. Previously, the Company computed the market-related value of plan assets by adding actual dividends and interest to the MRVA balance and amortizing unrealized and realized gains and losses on assets on a straight line basis over five years. Under the new method, the expected return on plan assets will be added to the MRVA balance and any differences between the expected and actual returns on plan assets will be deferred and amortized on a straight line basis over five years. The Company believes that the former and new methods of computing the market-related value of plan assets both recognize changes in fair value in a systematic and rational manner. However, the Company believes that the new method is preferable because the new method has the effect of deferring less investment gains and losses during periods of volatile investment markets and therefore more closely approximates the fair market value of the plan assets. The Company recorded pension income of $1.8 million (pre-tax) and $2.5 million (pre-tax) in the three and six months ended December 30, 2007, respectively. Generally accepted accounting principles require that the impact of this change in accounting be applied retrospectively to all periods presented. As a result, all prior period financial statements have been adjusted to give effect to the cumulative impact of this change. The adjusted three and six months ended December 31, 2006 now reflect pension income of $0.7 million (pre-tax) and $1.3 million (pre-tax), respectively.”

4.	Please tell us how this change complies with the requirement in paragraph 30 of SFAS 87 that the manner of determining market-related value be applied consistently from year to year.

SFAS 87 indicates that “the market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years.” While we believe that our former method of calculating the market-related value of plan assets (MRVA) met this requirement, we believe that our new method of calculating market-related value of plan assets more closely approximates fair value and is therefore a preferable method of accounting and an appropriate change in the method of applying an accounting principle under SFAS 154. Under the former method, we computed the market-related value of plan assets by adding actual dividends and interest to the MRVA balance and amortizing unrealized and realized gains and losses on assets on a straight-line basis over five years. Under the new method, the expected return on plan assets will be added to the MRVA balance and any differences between the expected and actual returns on plan assets will be deferred and amortized on a straight-line basis over five years. The new method more closely approximates the fair market value of the plan assets because the new method has the effect of deferring less investment gains and losses during periods of volatile investment markets. Due to the positive returns in the equity markets over the past several years, the market-related value of plan assets lagged fair market value of the plan assets. Under our former method of computing MRVA, the fair value of the plan assets exceeded the MRVA by approximately $202 million at July 1, 2007. Under the new method, the fair value of the plan assets exceeds the MRVA by approximately $84 million at July 1, 2007. We believe that this supports our conclusion that the new method more closely approximates fair value and therefore is a preferable method of applying an accounting principle.

5.	Please also tell us how you justify that change in method pursuant to paragraph 5 of SFAS 154.

SFAS 154 para. 2.c. indicates that “a change in the method of applying an accounting principle also is considered a change in accounting principle.” For the reasons set forth in our answer to the Staff’s comment number 4, we believe that we have met the requirements of paragraph 5 of SFAS 154. In addition, our 10-Q filing included a preferability letter from our independent auditors. Please see Exhibit 18.0 Letter from PricewaterhouseCoopers LLP re: Change in Accounting Principle.

6.	Further, we note you were previously using the fair value method as the preferable method. The change to a calculated method would appear to be a change to a less preferable method, which would be in violation of GAAP. Please clarify.

We have reviewed our quarterly and annual filings for the past three years and have not found a reference to using fair value of plan assets in calculating the expected return on plan assets. We also believe that we have not previously disclosed our former policy with respect to the market-related value of plan assets. The Company and its third party actuarial firm believe that we have used the former method described in our response to Staff comment number 4 above since our adoption of SFAS 87.

In addition to our responses above, we acknowledge that:

•	Briggs & Stratton is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Briggs & Stratton may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at 414.259.5855 or by telecopy at 414.259.5773. Thank you for your attention to this matter.

Very truly yours,

BRIGGS & STRATTON CORPORATION

Date: February 7, 2008	/s/ Mr. James E. Brenn
Mr. James E. Brenn
Senior Vice President & Chief Financial Officer